# EDSO



EducatedSocially



*Educated Socially (EDSO): verb.*

AN ONLINE COMMUNITY WHERE LEARNING HAPPENS

INVESTOR DECK

# Deck Index



**EducatedSocially**

"Education is the most powerful weapon which you can use to change the world."

Nelson Mandela



EducatedSocially



# About EDSO

Educated Socially, abbreviated EDSO, is an online COMMUNITY where students and educators work together, share experiences and share knowledge. The platform fosters peer-to-peer learning by allowing students to have social media interactions alongside curated educational content to enhance their learning experience.







EducatedSocially

Social Friendly
Knowledgeable
Simple + Easy
MODERN
Empowering
Youthful & Fun!

# How EDSO Works? 👤



Students Benefit from:

- The Educational Feed
- Having the ability to complete Courses on the platform
- Communicating in groups or on a one-to-one basis
- Learning in Communities with their Study Buddies

# How EDSO Works - Students



# How EDSO Works? 👤



Terry Marshall
Teacher

- 🏠 Feeds
  - ○ Educational Feed
  - ○ My Feed

- ▶️ Courses
  - ○ Create
  - ○ All Courses

- ✉️ Messages

- 👥 Study Buddies

- 👥 Learning Communities
  - ○ Create
  - ○ All Learning Communities

Teachers Benefit from:

- The Educational Feed
- Having the ability to upload courses and building a business online
- Communicating in groups or on a one-to-one basis
- Learning in Communities with students and other teachers.

# How EDSO Works - Teachers



# Target Market




EducatedSocially

## Target Market US - Students

- 16 Million High School Students
- 20 Million College Students
- 6.6 Million Adult Learners (Non-Traditional Students)

## Target Market US - Teachers

- Approximately 1 Million US High School Teachers
- 1.3 Million College Professors
- Countless other educators

Sources: U.S. Department of Education, National Center for Education Statistics;
U.S. Department of Commerce, Census Bureau; The Broad Center; Education
Week Research Center, 2018.

# Target Market




EducatedSocially



US Market

Global Market

EDSO has a global reach, and this is going to be built into our overall strategy.

# $10 Trillion

The Education Market in total is set to top 10 Trillion in Global spending by the year 2030.



2030E Global Education and Training Expenditure (Trillion USD)
8%
8%
6%
25%
55%
$10T
2030E
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning
Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi


# The Education Market



# How will EDSO Generate Revenue?



**EducatedSocially**

- **Courses by teachers**
  The EDSO platform will take a service fee.
  Micro Online Courses and Traditional Courses.

- **Affiliate Marketing**

- **Ad Revenue**

- **Courses by Educational Institutions**

  The EDSO platform will take a service fee.



EducatedSocially

# The EDSO Roadmap





Launch MVP
Q1 2021

Raise Capital
Q2 2021

Execute Marketing Plan
Q3 2021

Launch Mobile App
Q4 2021

EducatedSocially

# The EDSO Executive Team


EducatedSocially



**TERRY MARSHALL**
CEO



**KATINA KARL**
CMO



**TAYLOR RECTOR**
COO



**SHANE SPENCER**
CTO



**ALAN WARNER**
CMD, CANADA



**CAIT MUGFORD**
HEAD OF OPERATIONS



**CHADD CLARKE**
CMD, CARIBBEAN



**SHANE GRIMES**
CMD, UK



**YUNA ASRIYAN**
HEAD OF PARTNERSHIPS

# Let's Connect

Tel:1-508-306-1856

Sales: Taylor@educatedsocially.com

Marketing: katina@educatedsocially.com

General Contact: contact@educatedsocially.com

www.educatedsocially.com



EducatedSocially